

Mail Stop 3561

March 19, 2018

Christopher T. Forsythe
Chief Financial Officer
Atmos Energy Corporation
Three Lincoln Centre, Suite 1800
5430 LBJ Freeway
Dallas, TX 75240

> **Re: Atmos Energy Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Response Dated March 13, 2018**
> **File No. 1-10042**

Dear Mr. Forsythe:

We have reviewed your March 13, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 5, 2018 letter.

Form 10-K for the Fiscal Year Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measure, page 25

1.   We note your response to comment 1. Please tell us how your proposed presentation of "net revenues" complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products